SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: LENSAR, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Ryan Schaper

ADDRESS OF PERSON RELYING ON EXEMPTION: 3406 Via Lido Ste 1A 336, Newport Beach, California   92663

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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Dear Fellow LENSAR Shareholders:

At a special meeting on August 1, 2023 LENSAR shareholders will be asked to approve a change of control of the Company that would give North Run over 50% of the voting power and beneficial ownership of the Company.  The proposed transaction is counter to the interests of LENSAR shareholders, and I urge you to vote AGAINST.  I own 431,206 shares of LENSAR stock, approximately 4% of the company.

  The North Run capital raise that was done at sweetheart terms and is far more costly (more dilutive) than other options readily available to the company
  The transaction resulted in a windfall gain for North Run resulting from essentially a direct value/wealth transfer away from other shareholders to North Run
  Any dilutive below-market equity raise should be made available to all shareholders to participate
  Two shareholder lawsuits are pending in state and federal courts in Delaware alleging breaches of the board's fiduciary obligaitons and failure to disclose material information in LENSAR's proxy materials
  There is no rational reason for shareholders to vote in support of this proposal as it amounts to handing control of the company over to North Run for nothing in return; this is an attempt to get shareholders to vote away their rights

There is no rational reason for shareholders to vote in favor of this proposal as they would be giving up control of the company for nothing in return. The Company retains the $20 million it obtained in the capital raise whether or not the shareholders approve North Run becoming the Company’s controlling shareholder. Why would it be rational for the board to recommend giving up control of the Company when there is no requirement to do so and no apparent benefit to anyone other than North Run?  It does not make sense for shareholders, nor for the board to recommend it.

The capital raise stems from LENSAR’s desire to raise up to $20 million in funding to promote and grow its ALLY System sales.  There are multiple ways to achieve such a capital raise without severely diluting shareholders, but, the LENSAR board chose a transaction that is extremely dilutive and unfair to existing shareholders.  North Run received the upside on 12.3 million shares and warrants for its $20 million payment or approximately $1.625 per share when the market price of the shares at that time was close to $3.00 per share.  Moreover North Run was given a preferred position over other shareholders so the rest of the shareholder base bears the entire risk of the company before North Run bears any.

The preferred shares and warrants issued by LENSAR in May to North Run are enormously damaging  to the rest of the shareholders of LENSAR and must be rectified.  The approximately 110% increase in the company’s share count, all issued to North Run, amounts to a value transfer of over 50% of the value of other shareholders' investments/shareholdings in the company to North Run.  North Run has already received a windfall gain from this transaction which is a direct transfer of value away from all other shareholders to North Run.  North Run effectively received 12.3 million shares and warrants for $1.625 per share, at a time when the market price was close to $3 per share, which was itself a highly depressed price due to illiquidity dynamics around the stock and potential buyers waiting to buy in a possible equity raise for the company rather than in the open market. Immediately after the transaction the stock climbed to over $4 per share.  Not only is the effective share price in this raise highly discounted and below other options available to the Company, it’s also in the form of preferred equity, senior to other shareholders, concentrating all the downside risk of the company on other shareholders before North Run bears any while North Run enjoys the majority of the upside of the company.

This $20 million North Run capital raise was at a far higher capital cost (more dilutive) than other options that were available to the company.  Rather than seeking the best financing available for ALL shareholders, management effectively suppressed alternative superior capital raising options by telling me and several top 10 shareholders that the company had good options available and would not entertain any dilutive equity financing at the highly depressed stock price.  Several large shareholders were telling management they were interested in providing funding to the Company, and rather than explore these options with these other shareholders, management effectively suppressed these options and instead did an extremely expensive, far more dilutive capital raise with North Run.  The obvious lowest cost source of equity financing available to this not well known company and illiquid stock would come from existing shareholders, especially obvious when existing shareholders are telling management they were interested in providing the funding.  The board did not pursue or investigate LENSAR’s most likely and lowest cost source of equity funding, its shareholders.

Instead of working to navigate through difficult capital markets in the best way possible for ALL shareholders, management and board chose to do a highly dilutive and under-market transaction with only one shareholder when there were clearly other, better, options available for all shareholders.  At the very least shareholders should have been given the option to participate in any below market dilutive capital raise so they would not be harmed by the transaction.  It would have been a small amount of additional capital needed relative to a shareholder’s existing investment size for a shareholder to avoid this extreme dilution and any reasonable person/board would know that is a superior option for all shareholders and should be offered to all shareholders.  Had shareholders been allowed to participate in this financing to their pro rata ownership of the company, that would equate to approximately $2.70 in additional value per pre dilution share on top of the recent market prices for the stock, rather than that gain being siphoned off from all shareholders and all of it transferred to North Run along with a senior position in the capital structure (post dilution market cap @$4.00 per share less $19 million net cash received = value excluding net cash received, that divided by pre dilution share count = $6.70 less $4.00 = $2.70 value per share transferred away from shareholders to North Run) .  Moreover that value transferred away from shareholders rises sharply as the market value for LENSAR rises.  That is value that should be transferred back to all shareholders.

Two separate lawsuits are pending in Delaware state and federal court alleging breaches of the board’s fiduciary obligations and failure to disclose material information in LENSAR’s proxy materials. Schaper v. LENSAR, Inc, et al., Civ. No. 23-692-GBW (D. Del.) and Drulias v. Link et al., No. 2023-693 (Del. Chancery Ct.)  I encourage shareholders to read the complaints.

A first step in rectifying what in my opinion appears to be a violation of fiduciary duties by the board and recovering the damage caused to shareholders is to vote AGAINST in the upcoming proxy vote.  There is no rational reason for any shareholder to vote in favor of this proposal.  While the capital raise was in my opinion improperly done in a highly dilutive, below-market way and should be rectified, even if the proposal gets voted down, LENSAR keeps the $20 million obtained in the capital raise, but North Run does not obtain control of the company – which is an obviously superior outcome for all independent shareholders.  I urge you to vote AGAINST.

Ryan Schaper

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